SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, N.Y. 10017-3954

(212) 455-2000

FACSIMILE (212) 455-2502

April 22, 2005

Max A. Webb, Assistant Director

Hanna T. Teshome, Attorney-Advisor

Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

Re:	Warner Music Group Corp.
Form S-1 filed March 11, 2005
Amendment No. 1 filed April 7, 2005
Amendment No. 2 filed April 18, 2005
File No. 333-123249

Dear Mr. Webb and Ms. Teshome:

This letter responds to the telephonic comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding Amendment No. 2 to the Registration Statement on Form S-1 of Warner Music Group Corp. (“WMG” or the “Registrant”) filed on April 18, 2005 (the “Registration Statement”).  For your convenience, we have reproduced the Staff’s comment in this letter, using bold text, and indicated WMG’s response to such comment below.  We have also revised the Registration Statement in response to the Staff’s comment and are filing concurrently with this letter Amendment No. 3 to the Registration Statement (“Amendment No. 3”), which reflects these and other revisions.

We are also sending via courier three marked and three clean paper copies of Amendment No. 3 for the convenience of the Staff.

Repurchase of Three-Year Warrants

1.                            Please revise the Registration Statement to reflect the resolution of the repurchase of the Three-Year Warrants.  Give the Staff adequate time to review the disclosure.

In response to the Staff’s comment, WMG has revised its disclosure to reflect that it has reached agreement with Historic TW Inc. to repurchase the Three-Year Warrants.

******

Please contact either Edward P. Tolley III at (212) 455-3189 or Mary Kuan at (212) 455-2257 with any questions regarding the foregoing.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

SIMPSON THACHER & BARTLETT LLP

cc:	Dave Johnson
Paul Robinson
Trent Tappe